SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            The Penn Traffic Company
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    707832200
                             -----------------------
                                 (CUSIP Number)

                            Karen M. McLaughlin, Esq.
                              Frost Brown Todd LLC
                     2200 PNC Center, 201 East Fifth Street
                             Cincinnati, Ohio 45202
                                 (513) 651-6199
            --------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 2005
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832200

1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      JP Morgan Investment Management, Inc. as agent for Pension Benefit Guaranty Corporation
      13-3200244
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [ ]
      (b) [ ]
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3     SEC USE ONLY

      --------------------------------------------------------------------------
4     SOURCE OF FUNDS (See Instructions)
      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e) [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Ohio
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        NUMBER OF       7     SOLE VOTING POWER:            1,874,134 shares
         SHARES               --------------------------------------------------
      BENEFICIALLY      8     SHARED VOTING POWER:          0 shares
      OWNED BY EACH           --------------------------------------------------
        REPORTING       9     SOLE DISPOSITIVE POWER:       1,874,134 shares
       PERSON WITH            --------------------------------------------------
                        10    SHARED DISPOSITIVE POWER:     0 shares
      --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,874,138 shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions) [ ]
      --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.2%
      --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IA
      --------------------------------------------------------------------------

PRELIMINARY NOTE

On March 17, 2005, the United States Bankruptcy Court for the Southern District of New York entered an Order and Judgment Confirming the First Amended Joint Plan of Reorganization of The Penn Traffic Company (the "Issuer" or "Penn Traffic") and its Affiliated Debtors and Debtors-in-Possession (the "Plan"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms under the Plan, which was filed as an Exhibit to the Issuer's Form 8-K filed with the Securities and Exchange Commission on March 24, 2005.

On September 28, 2005, JP Morgan Investment Management, Inc. ("JPMIM"), as agent for Pension Benefit Guaranty Corporation ("PBGC") and pursuant to an investment management agreement (the "Agreement") between JPMIM and PBGC, received 1,874,134 New Penn Traffic Common Shares, which shares were distributed to PBGC in accordance with the Plan. Between September 28, 2005 and November 16, 2005, JPMIM repeatedly requested information from the Issuer about the total number of outstanding New Penn Traffic Common Shares; however, neither JPMIM nor PBGC received such information until November 16, 2005 and therefore JPMIM was unable to determine the percentage of outstanding New Penn Traffic Common Shares that it had received as agent for PBGC until November 16, 2005.

ITEM 1. SECURITY AND ISSUER

This statement relates to the common stock, par value $0.01 per share, of Penn Traffic, a Delaware corporation. The Issuer's principal executive offices are located at 1200 State Fair Boulevard, Syracuse, New York, 13221-4737.

ITEM 2. IDENTITY AND BACKGROUND

The person filing this statement, as agent for PBGC, is JPMIM, a Delaware corporation and a registered investment adviser whose principal executive offices are at 522 Fifth Avenue, New York, New York 10036.

Pursuant to the Agreement, JPMIM has discretionary authority to manage the PBGC's interest in Penn Traffic.

During the last five years, neither JPMIM nor any of its directors or officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which any of JPMIM, its directors or officers is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Agreement, JPMIM, as agent for PBGC, received 1,874,134 New Penn Traffic Common Shares, which shares were distributed to PBGC in accordance with the Plan.

ITEM 4. PURPOSE OF TRANSACTION

JPMIM, as agent for PBGC, does not have any plans to acquire any additional New Penn Traffic Common Shares; however, it is possible that additional New Penn Traffic Common Shares may be distributed to PBGC in accordance with the Plan and, in turn, JPMIM, as agent for PBGC, may receive such additional shares.

JPMIM intends to dispose of the 1,874,134 New Penn Traffic Common Shares that it received as agent for PBGC in one or more open market or privately negotiated transactions or otherwise, when and if an opportunity becomes available to do so, and may dispose of any or all of such New Penn Traffic Common Shares at any time.

Except as otherwise set forth herein, JPMIM currently does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the
Schedule 13D. JPMIM, in its capacity as agent for PBGC, intends to continuously review the investment in the Issuer, and may, at any time and from time to time, review or reconsider the position disclosed in this report.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date of this filing, JPMIM, as agent for PBGC, owns of record or beneficially 1,874,134 New Penn Traffic Common Shares, which represent 23.2% of the outstanding New Penn Traffic Common Shares.

            (b) As of the date of this filing, JPMIM, as agent for PBGC, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,874,134 New Penn Traffic Common Shares.

            (c) During the past 60 days, JPMIM, as agent for PBGC, received 1,874,134 New Penn Traffic Common Shares.

            (d)   JPMIM obtained these shares as agent for PBGC.

            (e)   Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Agreement, JPMIM has discretionary authority to manage the PBGC's interest in Penn Traffic.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.


                                   SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          JP Morgan Investment Management, Inc.,
                                          as agent for Pension Benefit
                                          Guaranty Corporation


Dated: November 28, 2005                  By: /s/ David A. Groshoff
                                              ----------------------------------
                                              Name:  David A. Groshoff
                                              Title: Vice President